LINGUASTAT, INC. DBA VOISE

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Linguastat, Inc. DBA Voise
Incline Village, Nevada

We have reviewed the accompanying financial statements of Linguastat, Inc. DBA Voise (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 24, 2023
Los Angeles, California

LINGUASTAT INC. DBA VOISE

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,575	$	24,873
Acccounts Receivable, net		5,000		5,000
Note Receivable		38,393		38,393
Total Current Assets		**44,968**		**68,266**
Intangible Assets		146		2,704
Total Assets	**$**	**45,114**	**$**	**70,971**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	40,297	$	50,938
Short term loan		2,530		-
Other Current Liabilities		257,756		257,756
Total Current Liabilities		**300,582**		**308,694**
Promissory Notes and Loans		-		-
Simple Agreement for Future Equity (SAFEs)		135,417		-
Total Liabilities		**435,999**		**308,694**
STOCKHOLDERS EQUITY				
Common Stock		3,539,479		3,539,479
Series A Preferred Stock		980,686		980,686
Series AA Preferred Stock		2,999,992		2,999,992
Series B Preferred Stock		1,049,980		1,049,980
Subscription Receivable		(463,366)		(473,366)
Additional Paid in Capital		12,090		5,788
Retained Earnings/(Accumulated Deficit)		(8,509,747)		(8,340,282)
Total Stockholders' Equity		**(390,885)**		**(237,723)**
Total Liabilities and Stockholders' Equity	**$**	**45,114**	**$**	**70,971**

See accompanying notes to financial statements.

LINGUASTAT INC. DBA VOISE
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 30,000	$ 30,000
Cost of Goods Sold	-	-
Gross profit	30,000	30,000
Operating expenses		
General and Administrative	135,049	225,943
Research and Development	51,824	162,810
Sales and Marketing	2,175	4,784
Total operating expenses	189,048	393,536
Operating Income/(Loss)	(159,048)	(363,536)
Interest Expense	-	-
Other Loss/(Income)	10,417	(105,297)
Income/(Loss) before provision for income taxes	(169,465)	(258,239)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (169,465)**	**$ (258,239)**

See accompanying notes to financial statements.

LINGUASTAT INC. DBA VOISE
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Series A Preferred Stock Shares	Amount	Series AA Preferred Stock Shares	Amount	Series B Preferred Stock Shares	Amount	Additional Paid In Capital	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	6,421,985	$ 3,539,479	954,437	$ 980,686	1,932,390	$ 2,999,992	11,706,837	$ 649,980	$ 4,738	$ (473,366)	$ (8,082,043)	$ (380,534)
Issuance of Stock		-		-		-	7,204,429	400,000				400,000
Share-Based Compensation									1,050			1,050
Net income/(loss)											(258,239)	(258,239)
Balance—December 31, 2021	6,421,985	3,539,479	954,437	980,686	1,932,390	2,999,992	18,911,267	1,049,980	5,788	(473,366)	$ (8,340,282)	$ (237,723)
Capital Contribution	-	-	-	-	-	-	-	-	-	10,000		10,000
Share-Based Compensation									6,302			6,302
Net income/(loss)											(169,465)	(169,465)
Balance—December 31, 2022	6,421,985	$ 3,539,479	954,437	$ 980,686	1,932,390	$ 2,999,992	18,911,267	$ 1,049,980	$ 12,090	$ (463,366)	$ (8,509,747)	$ (390,885)

See accompanying notes to financial statements.

LINGUASTAT INC. DBA VOISE
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(169,465)	$	(258,239)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		2,558		2,548
Share-based Compensation		6,302		1,050
Change in Fair Value of SAFEs		10,417		
Changes in operating assets and liabilities:				
Acccounts receivable, net		-		(2,500)
Accounts Payable		(10,642)		4,478
Other Current Liabilities		-		(49,500)
Net cash provided/(used) by operating activities		**(160,829)**		**(302,163)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		10,000		400,000
Borrowing on Short term loan		2,530		-
Borrowing on SAFEs		125,000		-
Repayment of Loan				(73,222)
Net cash provided/(used) by financing activities		**137,530**		**326,778**
Change in Cash		(23,299)		24,615
Cash—beginning of year		24,873		259
Cash—end of year	**$**	**1,575**	**$**	**24,873**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Linguastat Inc. DBA Voise was incorporated on December 19, 2015, in the state of California. The financial statements of Linguastat Inc. DBA Voise (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Incline Village, Nevada.

Voise is a pioneer in acquiring and organizing information to help defend against cyber-attacks before they occur. Proactive versus reactive, Voise can extract deep insights in understanding language well beyond that provided by conventional computer science applications. The Voise Intelligence Briefing (IB) offering accesses all available data in a domain and processes it into a high quality, threat database yielding fresh insights. Voise has successfully executed IB engagements with multiple major brands such as Reuters, National Basketball Association, Centers for Disease Control, Microsoft, Marcus & Millichap and Red Condor.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Linguastat Inc. DBA Voise is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from Natural Language Understanding Solutions & Services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $2,175 and $4,784, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis.

This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

On October 16, 2017, the company entered into a promissory note from Owen Carton in the amount of $50,000 with maturity date on March 27, 2020. Note Receivable consist of the following items:

As of Year Ended December 31,	2022	2021
Promissory Note - Owen Carton	37,000	37,000
Accrued Interest	1,393	1,393
Total Note Receivable	$ 38,393	$ 38,393

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Expense	257,756	257,756
Total Other Current Liabilities	$ 257,756	$ 257,756

4. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022		2021	
Patent	$	38,221	$	38,221
Intangible assets, at cost		**38,221**		**38,221**
Accumulated amortization		(38,075)		(35,517)
Intangible assets, Net	**$**	**146**	**$**	**2,704**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2022, and 2021 was in the amount of $2,558 and $2,548 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Expense	
2023	$	(146)
2024		-
2025		-
2026		-
Thereafter		-
Total	**$**	**(146)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 32,419,904 shares of Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 6,421,985 shares have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 954,437 shares of Series A Preferred Stock with no par value. As of December 31, 2022, and December 31, 2021, 954,437 shares have been issued and are outstanding.

Series AA Preferred Stock

The Company is authorized to issue 2,117,215 shares of Series AA Preferred Stock with no par value. As of December 31, 2022, and December 31, 2021, 1,932,390 shares have been issued and are outstanding.

Series B Preferred Stock

The Company is authorized to issue 18,911,267 shares of Series B Preferred Stock with no par value. As of December 31, 2022, and December 31, 2021, 18,911,267 shares have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2008, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 7,577,627 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	1,193,411	$ 0.07	-
Granted	6,350,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	7,543,411	$ 0.07	9.04
Exercisable Options at December 31, 2021	7,543,411	$ 0.07	9.04
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	7,543,411	$ 0.07	8.04
Exercisable Options at December 31, 2022	7,543,411	$ 0.07	8.04

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 was $6,302 and $1,050, respectively.

7. DEBT

Promissory Notes & Loans

During 2022, the Company received a loan from Gerry Mason. The details of the Company's loan and the terms are as follows:

					For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Gerry Mason	$ 2,530	0.00%	Fiscal year 2022	not set	$ 2,530	$ -	$ 2,530
Total					$ 2,530	$ -	$ 2,530

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	2022	2021
Safes I - III	$ 125,000	September 1, 2022	$ 10,000,000	$ 125,000	$ -
Change in Fair Value of SAFE				$ 10,417	
Total SAFE(s)	$ 125,000			$ 135,417	$ -

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a

Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settle able in cash, the Company has decided to classify them as a liability.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(35,588)	$	(86,102)
Valuation Allowance		35,588		86,102
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(250,703)	$	(215,116)
Valuation Allowance		250,703		215,116
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $250,703. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

There are no related party transactions.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through February 24, 2023, which the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $8,509,747, an operating cash flow loss of $160,829, and liquid assets in cash of $1,575, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.